UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Independent Registered Public Accounting Firm

On August 28, 2025, TIAN RUIXIANG Holdings Ltd (the “Company”), dismissed RBSM LLP (“RBSM”), the former independent registered public accounting firm of the Company. Upon the approval of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), the Company appointed Enrome LLP (PCAOB ID: 6907) (the “Enrome”) to serve as its independent registered public accounting firm, effective on September 12, 2025, for the fiscal year ended October 31, 2025.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of the Enrome, neither the Company, nor someone on behalf of the Company, has consulted the Enrome regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: September 12, 2025	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer